SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)1

Nutraceutical International Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

67060Y 10 1 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67060Y 10 1                                                                             13G

1.	Names of Reporting Persons Bain Capital Fund IV, L.P. I.R.S. Identification No. of above person (entities only):

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power None 6. Shared Voting Power None 7. Sole Dispositive Power None 8. Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person None

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 0

12.	Type of Reporting Person* PN

*See Instructions Before Filling Out.

CUSIP No. 67060Y 10 1                                                                             13G

1.	Names of Reporting Persons Bain Capital Partners IV, L.P. I.R.S. Identification No. of above person (entities only):

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power None 6. Shared Voting Power None 7. Sole Dispositive Power None 8. Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person None

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 0

12.	Type of Reporting Person* PN

*See Instructions Before Filling Out.

CUSIP No. 67060Y 10 1                                                                             13G

1.	Names of Reporting Persons Bain Capital Investors, LLC I.R.S. Identification No. of above person (entities only):

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power None 6. Shared Voting Power None 7. Sole Dispositive Power None 8. Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person None

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 0

12.	Type of Reporting Person* 00

* See Instructions Before Filling Out.

CUSIP No. 67060Y 10 1                                                                      13G

1.	Names of Reporting Persons BCIP Associates I.R.S. Identification No. of above person (entities only).

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power None 6. Shared Voting Power None 7. Sole Dispositive Power None 8. Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person None

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 0

12.	Type of Reporting Person* PN

*See Instructions Before Filling Out.

CUSIP No. 67060Y 10 1                                                                     13G

1.	Names of Reporting Persons BCIP Trust Associates, L.P. I.R.S. Identification No. of above person (entities only):

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only Delaware

4.	Citizenship or Place of Organization None

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power None 6. Shared Voting Power None 7. Sole Dispositive Power None 8. Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person None

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 0

12.	Type of Reporting Person* PN

*See Instructions Before Filling Out.

SCHEDULE 13G

Item 1.	(a)	Name of Issuer:

Nutraceutical International Corporation.

Item 1.	(b)	Address of Issuer’s Principal Executive Offices:

1400 Kearns Boulevard Park City, Utah 84060

Item 2.	(a)	Name of Person Filing:

This Amendment No. 1 to Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13-d(1)(f) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”): (i) Bain Capital Fund IV, L.P. (“BCF-IV”), a Delaware limited partnership, by virtue of its prior direct beneficial ownership of shares of common stock, par value $.01 per share (the “Common Stock”) of Nutraceutical International Corporation, a Delaware corporation (the “Company”); (ii) Bain Capital Partners IV, L.P. (“BCP”), a Delaware limited partnership, as the sole general partner of BCF-IV; (iii) Bain Capital Investors, LLC (“BCI”), a Delaware corporation, as the sole general partner of BCP and managing general partner of BCIP and BCIPT (each as defined below); (iv) BCIP Associates (“BCIP”), a Delaware general partnership, by virtue of its prior direct beneficial ownership of shares of Common Stock; and (v) BCIP Trust Associates, L.P. (“BCIPT”), a Delaware limited partnership, by virtue of its prior direct beneficial ownership of shares of Common Stock. BCF-IV, BCP, BCI, BCIP and BCIPT are hereinafter collectively referred to as the “Reporting Persons.” On December 31, 2003, Bain Capital Fund IV, L.P. (a Reporting Person on the original Schedule 13G) merged with and into Bain Capital Fund IV-B, L.P., whose named was thereafter changed to Bain Capital Fund IV, L.P. Bain Capital Investors, LLC is the successor to Bain Capital Investors, Inc. (a Reporting Person on the original Schedule 13G).

The Reporting Persons have entered into a Joint Filing Agreement, dated February 13, 2004, a copy of which is filed with this Amendment No. 1 to Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(f)(1) under the Act.

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act as a result of such Reporting Persons being persons associated with Bain Capital, LLC, a Delaware limited liability company (“Bain Capital”), which is a management company. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

Item 2.	(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is c/o Bain Capital, LLC, 111 Huntington Avenue, Boston, MA 02199.

Item 2.	(c)	Citizenship:

Each of BCF-IV, BCIP, BCIPT and BCP are partnerships organized under the laws of the State of Delaware; BCI is a limited liability company organized under the laws of the State of Delaware.

Item 2.	(d)	Title of Class of Securities:

Common Stock, par value $.01 per share.

Item 2.	(e)	CUSIP Number:

67060Y 10 1

Item 3.		If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c) Check Whether the Person Filing is a:

Not Applicable.

Item 4.		Ownership.

(a)-(c). Each Reporting Person named in response to Item 2 hereof, as of February 13, 2004, did not beneficially own any shares of Common Stock.

Item 5.		Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.		Ownership of More Than Five Percent on Behalf of Another Person.

See response to Item 4.

Item 7.		Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.		Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2004

BAIN CAPITAL FUND IV, L.P.

By:	Bain Capital Partners IV, L.P.
Its:	General Partner
By:	Bain Capital Investors, LLC
Its:	General Partner
By:	/s/ Michael Goss

Its:	Managing Director

BAIN CAPITAL PARTNERS IV, L.P.

By:	Bain Capital Investors, LLC
Its:	General Partner
By:	/s/ Michael Goss

Its:	Managing Director

BAIN CAPITAL INVESTORS, LLC

By:	/s/ Michael Goss

Its:	Managing Director

BCIP ASSOCIATES TRUST, L.P.

By:	Bain Capital Investors, LLC
Its:	Managing General Partner
By:	/s/ Michael Goss

Its:	Managing Director

BCIP ASSOCIATES

By:	Bain Capital Investors, LLC
Its:	Managing General Partner
By:	/s/ Michael Goss

Its:	Managing Director

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: February 13, 2004

BAIN CAPITAL FUND IV, L.P.

By:	Bain Capital Partners IV, L.P.
Its:	General Partner
By:	Bain Capital Investors, LLC
Its:	General Partner
By:	/s/ Michael Goss

Its:	Managing Director

BAIN CAPITAL PARTNERS IV, L.P.

By:	Bain Capital Investors, LLC
Its:	General Partner
By:	/s/ Michael Goss

Its:	Managing Director

BAIN CAPITAL INVESTORS, LLC

By:	/s/ Michael Goss

Its:	Managing Director

BCIP ASSOCIATES TRUST, L.P.

By:	Bain Capital Investors, LLC
Its:	Managing General Partner
By:	/s/ Michael Goss

Its:	Managing Director

BCIP ASSOCIATES

By:	Bain Capital Investors, LLC
Its:	Managing General Partner
By:	/s/ Michael Goss

Its:	Managing Director